Exhibit 99.11
July 22, 2005 Media Interviews on the Financial Performance of Wipro Limited for the
quarter ended June 30, 2005
TV Channel: NDTV
Interviewees:
▪	Suresh Senapaty – Executive Vice President, Finance & CFO

▪	Sudip Banerjee – President, Enterprise Solutions

▪	Suresh Vaswani – President Wipro Infotech, Technology Infrastructure Services & Global Testing Practice.

NDTV: What is your guidance ? Can you give us a feel of the performance during the quarter?
Suresh Senapaty: For the Quarter we have given the guidance of $422Mn. But we are transitioning in BPO so growth is not expected to be much there. Hence most of this growth will be coming from the IT services but we will continue to have good growth all round like last quarter. We have had financial solutions market segment growing faster with a double-digit growth, we had testing services doing well, enterprises application services doing well, infrastructure services doing well, and going forward, we would continue growth in those areas including the energy and utility where we had picked up a very good order. In the enterprise space, we have picked up very good orders last quarter and some of that revenue we will find in the next following two to three quarters being reflected in our results.
NDTV: So do you want to say that you will not be able to pick up in BPO part of the Business
Suresh Senapaty: Well, it is not that it cannot pickup but we have sort of wanted to shift the gear from voice to non-voice because we are finding that while we are growing in the voice side which, there is lot of synergy from a customers in the telecom side and the financial services, we are seeing a lot of our customers in the enterprise side demanding the BPO services on the non-voice side and consequently we want to expand the non-voice much more aggressively. That has been the initiative we have been working on for the last one year and particularly the last two quarters, while we want to continue on the voice side with the existing customers, the new customers we want primarily in the non-voice segment, and that requires a lot of transformational change, skill set mismatches and we are also working on some amount of rationalization in the cost structure in that particular organization. We had a 2000 net reduction in the head count last quarter, but that is helping us in enhancing the realizations per person, but we are taking a beating on the seat utilization, but all this infrastructure will help us in supporting the customer requirement on the non-voice side going forward. So for the next few quarters, we would expect much more modest growth, much more stability on the operational efficiencies and therefore the profitability, which has in a manner speaking dropped in the quarter ending March and quarter ending June.
NDTV: Mr. Banerjee. Can you take us through the new clients in WT?
Sudip Banerjee: First and foremost in terms of client additions, we have announced 29 new clients for the quarter out of which 14 clients were in the enterprise space. We had 5 client additions in retail, 5 in manufacturing, and the balance in all the other verticals. Most of the additions have come in, particularly the good new ones, have come from Europe, and that’s the area where we find the fastest traction and the quickest growth, and that’s really happened over the last three or four quarters, and the heartening thing for us is that most of these new client additions have come in through Wipro Consulting lead growth. So, our consulting services group has got into the new client and they have in turn given us strategic positioning in those accounts, and we are expecting the downstream business to follow from the consulting lead wins that we have got in this quarter.
Suresh Senapaty: But Ashu, to supplement this, the overall number of customers have gone up to 430 and another heartening thing is that million dollar customers have gone up by 9, more than $20 million customers has gone up by 3, so that is quite heartening for us. In fact, we have seen that the top 10 or the percentage revenue coming from the top 10 has about remained the same and the subsequent 40 out of the top 50 have grown sequentially 18%. So across the customer base, we are seeing positive traction.

NDTV: How about the long term relationship with the customers. Are you able to retain your customers?
Suresh Senapaty: We would expect many of those customers to be long term customer because in terms of the selectiveness with which we go, in terms of targeting our customers, the customer acquisition has been on the basis that more and more of them we build into $10, $20, $30, $40 million accounts. The reason we are finding an attrition is primarily on our product engineering business where typically the deals would come as half a million, one million, 2 million, it will be over a two-quarter period and then there will be no business and then you have after one quarter another business, and unless there is a billing in that particular quarter, we would sort of show it as a churn, and that is why it is showing up, but because also if you look at our customer add, and if I were to give you a picture on the past five quarters, we would have added about 120 customers, but net-net the customers, net additions is about 90 customers. The maximum of this churn is primarily the product engineering because of the nature of the business that we are in.
Sudip Banerjee: So basically to supplement in that part of the business, most of the clients come with single projects, so those projects when they end, you have that client treated for that quarter, but sometimes those same clients could come back with another project one quarter or two quarters down the line.
Suresh Senapaty: But objective is to mine more and more of these accounts.
Sudip Banerjee: What he was trying to say is that in that part of the business our ramp ups are more in project led assignments whereas in the enterprise part of our business, we get usually clients who plan to have long-term relationship with us because they contract us to start large offshore engagements or large enterprise application engagements or large infrastructure management or testing business. So those clients are much more long term and they stay with us quarter after quarter and those revenues are the ones which we grow from $1 million clients to $3 million clients from $3-5, $5-10, $10-20, and so and so forth.
NDTV: Yeah, but what about, looking ahead what do you think will be, the Yuan has been re-valued, is that going to affect your outlook and what will you look at in terms of rupee-based profitability on that count on margins
Suresh Senapaty: So far as the exchange is concerned, what we have heard yesterday is Yuan has appreciated by about 2%, of course we have to see how going forward, whether it is going to be moving in a narrow band or it is going appreciate even more. Given the kind of appreciation that has been talked about so far, it is unlikely to have any material impact as has been brought out by the statements made by Ministry of Finance also, plus lot of other reports which talks about based on an REER basis, rupee is already over valued and from that perspective there is a very lesser possibilities of rupee appreciation in a shorter term unless you earn tax to a much more higher degree, and consequently we do not see significant impact of that on our results. The second thing with respect to the BPO part we talked about, so far as revenue is concerned, we will be having much more muted growth for the next few quarters and after few quarters we will expect to get back to our growth which will be higher than the industry at least after a few quarters more, and last two quarters we had a little bit of dip in the profitability of the BPO part of the business because of this conditional changes including for the quarter ending June, we would expect much more recovery in the quarter ending September and thereafter. It will be normalized in terms of profitability and thereafter enhance the growth rate like it has been in the past. Did I answer your question Ashish?
NDTV: How about the Wipro Infotech Business. How has the same performed during the quarter?
Suresh Vaswani: We had a very good quarter. Last quarter, we have grown 25% which is ahead of the market in terms of revenue terms. Profitability has grown 60% which is very good. Looking forward the domestic market is obviously on a very major growth curve. A lot of investments are happening in the domestic market so far as IT is concerned and I am pleased to state that we are very well positioned in terms of the investments that we have made in the domestic market over the last two or three years, both from the consulting side as well as on the services side. So if you look at us, we have complete solutions insofar as customers are concerned in terms of becoming their strategic partner of choice. So the outlook is good. The domestic market looks good and we are uniquely positioned in terms of having a complete services proposition.
Suresh Senapaty: Well Ashu, Suresh Vaswani also looks after our two differentiating practices, which is testing practice and IT infrastructure support services, which are biggest growth givers for the last several quarters. Last year-on-year for June quarter ending 2005, we had grown more than 70% for both these practices, so you may want to check anything on that also from Suresh Vaswani.
NDTV: Mr. Vaswani. Can you take us through the other lines of businesses you look into?
Suresh Vaswani: Let me first speak about the two service lines that I handle globally, infrastructure services and testing services. Both are key differentiators for our offerings in the global market. In both these service lines, we made substantial investments again over the last five to six years. As you know, we are leaders in the domestic market insofar as IT infrastructure is concerned and four or five years back we took that service global. So our positioning insofar as the global infrastructure services market as rated by most analysts is really absolutely on top insofar as service delivery excellence is concerned. And that business has been an impetus for growth for us in the global market and has grown last quarter 70% year-on-year. Moving onto testing services, again that is a differentiated service, largely our investments over the last few years was more on the technology side but over the last one or two years, we started getting testing also available to our enterprise customers. Testing is becoming a serious business now globally because you cannot afford failed applications. Therefore, enterprises are investing more and more insofar as driving their test strategy is concerned, and we are uniquely poised in terms of having built frameworks, having built tools and processes, and now we leverage global delivery model to deliver strong testing services to our customers globally. So both these lines, if you really look at it, I would say the CAGR over the last three years has been of the order of 70% and we hope to continue investing in this and we are very happy with the sort of returns we have got in terms of the investments we have made. Moving to the domestic market, its good times. The hardware market is growing. The services market is growing. Indian customers are beginning to acknowledge the value of good software and we really have over the last couple of years brought in all our global strengths in software into the domestic market as well as into the consulting market. So the outlook is good. It is difficult to give you an outlook in terms of growth output because that is not we can do, but the trend over the last few quarters has been good. We have been growing ahead of the market. Typically we have grown 25-30% every quarter on a year-on-year basis.
NDTV: How about the salary hikes and are we looking at acquisitions in the coming future?
Suresh Senapaty: We haven’t given any salary increases in the quarter ending June. We had last time given compensation increases in September-October-November 2004, and consequently the reviews are yet to take place and have not happened in the past quarter. So far as the increase at what level it will happen, I think it will be a function of when we actually take the assessment we would do and it will perhaps be more in line with the kind of industry has given the kind of increases. The second thing you talked about is the use of cash for acquisition, and are we actively considering any such acquisition, of course, we are looking at acquisitions. We have a dedicated team working on it and we are looking at opportunities in the enterprise space as well as in the R&D space, and at this point in time we can’t talk about any specific deal because we have not reached that particular stage, but we are very active and it is engaging our mind and attention.
NDTV: Will you be able to sustain your OM? What are the levers which you have to focus?
Suresh Senapaty: Can’t say, it would have but for example, if you look at some of the levers which have pressure, it is an exchange, it has the compensation cost, but some how the other levers that are there in terms of offshore-onsite mix, we have lot of opportunity for us to be able to build and grow the offshore business much more than the onsite. Similarly, we have much more opportunities in the management of our bulge mix. We have less in three years, only 35% of our people less than 3 years, which is significantly lower than many of our peers, so there is opportunity for us to be able to improve that equation whereby that cost rationalization can improve; similarly utilization parameters; similarly going up the value chain whereby more and more value-added services that we can offer to our customers, cross selling opportunities where we can leverage our SG&A much better than the others could do. So there are always these factors of positive and negative factors. In a particular quarter, something acts on a bigger way than the other, but on an overall basis, 4-5-6 quarter basis, I think they quite balance out each other.
Sudip Banerjee: If I could just add to that, I think the important point is to look at operating matrices, and as far as operating matrices is concerned, last quarter we performed very well on the operating matrices, primarily the volume growth, price realizations, etc. We expect to do the same now and we also think that as and when we have to review our compensation, much of the cost defrayal in terms of what we would incur in additional compensation cost will be defrayed through improvement in all our operating matrices.
NDTV: How is the per person cost and has it gone up?
Suresh Senapaty: Well Ashu, what has happened is while it is a fact that we have been giving compensation increases, it is not necessary that per person cost has gone up because we have always been able to manage our mix of experienced, more experienced, less experienced people in a manner that our average cost per person has not changed significantly, and we think there is a lot of play there for us to be able to make sure that that can be managed.
NDTV: Where is the main growth coming from?
Suresh Senapaty: Well we have given guidance only with respect to revenue, which is about 6%, and most of that growth coming from the IT services side.
NDTV: Do you expect any impact on account of Foreign Exchange movement?
Suresh Senapaty: We have given the dollar revenue guidelines Ashu. We haven’t given the rupee guidance, we have given a dollar guidance. From that perspective, it does not necessarily require an assumption, but yes, we are expecting impact of the foreign exchange in the current quarter also.
NDTV: What is the increase in the Headcount we are looking at in the coming future in WT?
Sudip Banerjee: Well again, we have given guidance only for one quarter and you know the practice that we have followed has been to take in employees when we require them. So we have two pools from where we get our employees; one is the campus joinings, these offers are made a year in advance, so typically in the quarter that we are in, most of our campus joinings would come in during this quarter. The rest of the pool is basically the lateral hires, and those people come in as when we have projects, so we don’t give any specific numbers for the employees that we are expecting to join either in one quarter or for the rest of the year, but what we can say is that, based on the volume growth that we have been seeing, we will see some employee additions during the course of the current quarter.
NDTV: How about the relation with the customers? Are there any issues as far as some of the customers are concerned?
Sudip Banerjee: Yes, I think there may be certain specific customer issues, but generally we have not seen any change in that status, which means it has generally been pretty good.
Suresh Senapaty: If I can just add over the last three or four quarters, I think our average volume growth has been pretty much consistent.
NDTV: Thank you.